July 24, 2019

Vladimir Novakovic

President and Chief Executive Officer

Flashapp

major@flashapp.pro

2 Infirmary Street

Leeds, LS1 2JP

Great Britain

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: David Edgar, Staff Accountant

Kathleen Collins, Accounting Branch Chief

Michael C. Foland, Attorney-Advisor

Folake Ayoola, Special Counsel

Re: Flashapp

Registration Statement on Form S-1

File No. 333-228571

Dear Messrs.:

Pursuant Rule 461 promulgated under the Securities Act of 1933, as amended, Flashapp (the “Registrant”) hereby requests acceleration of the effective date of its registration statement on Form S-1 (File No.: 333-228571), as amended (the “Registration Statement”), such that it may become effective on Friday, July 26, 2019 at 11:00 a.m. eastern time or as soon as practicable thereafter.

The Registrant confirms that it is aware of its obligations under the Act.

The Registrant hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii) the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Best regards,

/s/ Vladimir Novakovic

President and Chief Executive Officer of Flashapp